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                                                                   EXHIBIT 99.13

                                 [COMPCARE LOGO]


                                 October 8, 1996

Dear Holder of Comprehensive Care Corporation 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (the "Debentures" or "Securities"):

         The Board of Directors of Comprehensive Care Corporation solicits holders of its 7 1/2% Convertible Subordinated Debentures Due April 15, 2010 (collectively called the "Debentures" or "Securities") for the following purposes:



         (1) For a majority in principal amount of the Securities to give notice to First Trust of California, National Association, successor to Bank of America National Trust and Savings Association (the "Trustee") to rescind the acceleration of the Securities ("Proposal 1"); and

         (2) For two-thirds in principal amount of the Securities to waive any other Events of Default (other than nonpayment of principal or interest due) or other defaults under the Debentures that exist at the time, if any, when the Company's consummation of the Exchange and the rescission of the Acceleration results in termination of the Consent Solicitation Period ("Proposal 2"); and

         (3) For a majority in principal amount of the Securities to instruct the Trustee to forebear from effecting any remedy for the Events of Default to permit completion of an Exchange Offer 60-day during the Consent Solicitation Period and 30 calendar days after ("Proposal 3"); and

         (4) For two-thirds in principal amount of the Securities to agree to waive the notice provision of the sinking fund reduction provision and to waive any claim to receive the sinking fund installment payment that purportedly was due April 15, 1996 ("Proposal 4").

         Proposals 1, 2, 3 and 4, and the possible advantages and disadvantages of each proposal, are described in the enclosed Debenture Consent Solicitation Statement. Proposals 1, 2, 3 and 4 are recommended by your Board of Directors. A consent card (the "Consent") is enclosed for the purpose of giving such a notice to the Trustee.

         The Board of Directors recommends the Proposals because it believes that some of the Company's Securityholders would like to accept a proposed exchange offer (the "Exchange Offer"). The other purposes include elimination of the various undesirable effects of an acceleration, such as:

         (a) An acceleration of indebtedness can impair the Company's business and financial prospects.

         (b) An acceleration of indebtedness could result in defaults under other debts and obligations of the Company.

         (c) An acceleration of indebtedness decreases the Company's attractiveness to investors.

         (d) An acceleration of indebtedness also creates an unfavorable impression with the Company's vendors and clients.

         Although Securityholders will be offered an exchange of cash and Common Stock for their Securities, a Securityholder is not required to exchange. The Company will pay the entire amount of interest due on all non-tendered Debentures, and the Securities will be reinstated. The Company will accept properly tendered Securities in the Exchange Offer described in the Offering Circular.

         A rescission of acceleration of the Securities would effect a reinstatement of the Securities on their original non-accelerated terms and that should result in an immediate improvement in the Company's business and financial condition, and thus an improvement in its debt-carrying ability. A rescission of acceleration has other adverse effects on the rights exercisable by or for Securityholders. Debentureholders are urged, in addition to Consenting, to carefully consider the Exchange Offer. After the Exchange Offer, the trading in the Securities may become more thin and sporadic, which could adversely affect the liquidity of an investment in the Securities.

         Giving Consent will not effectively tender your Debentures. The manner of tendering Debentures is described in the Letter of Transmittal and the Offering Circular.

         It is each beneficial and record Debentureholder's right to elect not to tender such holder's Debentures. Nevertheless, there can be no assurance that the aggregate market value of your Securities after a rescission will be as great as the aggregate market value of your Securities before a rescission plus the interest payment received.

         A rescission of acceleration of the Debentures will not alter rights of Securityholders to accelerate the Securities upon any future Event of Default.

         The Board of Directors is hopeful that a rescission of acceleration of the Securities will help position the Company for a more successful long-term future. Please SIGN, DATE and MAIL the enclosed Consent Card as soon as possible.

                                          Sincerely,

                                          Chriss W. Street
                                          Chairman of the Board of
                                          Directors, President & Chief
                                          Executive Officer